SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

SIGNATURE
EXHIBIT INDEX
Announcement dated January 7, 2004

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated January 7, 2004 and published in the newspapers in Hong Kong on January 8, 2004, announcing that the Supreme Court of Bermuda has struck out the writ in respect of the legal proceedings brought by Broadsino Finance Company Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By:	/s/ Xiaoan Wu

Name: Xiaoan Wu
Title: Chairman

Date: January 8, 2004

EXHIBIT INDEX

Exhibit	Description

99.1:	an announcement dated January 7, 2004 and published in the newspapers in Hong Kong on January 8, 2004, announcing that the Supreme Court of Bermuda has struck out the writ in respect of the legal proceedings brought by Broadsino Finance Company Limited.